EXHIBIT 99.(a)(1)(H)

[communication to be in email format]

Confirmation of Receipt of [Election Form(s)/Notice of Change in Election Form]

We have received the [Election Form/Notice of Change in Election Form] for one or more of your Eligible Options. Based on what we have received from you to date, you have elected to exchange the following Eligible Options:

Grant Number	Grant Date	Exercise Price	Number of Outstanding Shares

If this is not correct, please send an email to optionexchange@nvidia.com with the correct information and resend the Election Form or Notice of Change in Election Form containing the correct information. If necessary, we will follow up with you directly.

Please note that you may change your previous election(s) at any time before midnight, Pacific Time, on October 24, 2002. If we extend the offer to exchange beyond that time, you may change your previous election at any time until the extended date. To change your election, please complete a Notice of Change in Election Form by following the directions set forth in Section 5 of the Offer to Exchange.